

Mail Stop 3720

January 16, 2009

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer, Ste. 340
Houston, TX 77077-6531

>   **Re: Integrated Media Holdings, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed January 5, 2009**
>   **File No. 1-16381**

Dear Mr. Sklar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two from our letter dated January 12, 2009. Please retain the disclosure that is currently in the information statement with respect to these matters. We are also in receipt of the supplemental materials you provided.

    *   Please confirm in your response that each of the note holders of the secured convertible notes issued February 22, 2005 has entered into a confirmation

agreement in the form you provided. We note your disclosure on page 11 that the noteholders have agreed to accept common stock in exchange for "all currently outstanding convertible debt."

- Your issuance of 12,478,357 post reverse stock split shares of your common stock pursuant to the cancellations appears to be dependent upon the reincorporation of the company and the resulting increase in your authorized shares. Please revise your preliminary information statement to provide all disclosure required by Item 12 of Schedule 14A. See Note A to Schedule 14A. Such disclosure should include an explanation as to why the note holders entered into the cancellation agreements and why such agreements are tied to the reverse stock split. Please also include disclosure regarding whether the company would be able to meet its obligations under the convertible notes if the reverse stock split does not occur prior to February 26, 2009 and the cancellation agreements are terminated.

We may have further comments once you have revised your preliminary information statement.

Summary, page 4

2. Please revise your disclosure about the purpose of the reincorporation to explain how the reincorporation will increase the number of authorized shares of preferred stock (since one share of Arrayit Series A and Series C Preferred Stock, as applicable, will be issued for each outstanding share of Series A and Series C Preferred Stock).

Questions and Answers, page 7

3. We note your response to comment four from our letter dated January 12, 2009. Please explain why the Series A Preferred Stock will not automatically convert into Arrayit's Series A Preferred Stock upon completion of the merger.

Information Regarding Beneficial Ownership…, page 14

4. Please revise this table to include a footnote with respect to the share ownership of William Sklar to disclose how many shares he is receiving upon the conversion of his debt.

5. We note your response to comment five from our letter dated January 12, 2009.

- It appears that the additional disclosure was added to the wrong column of this table. Such information should be in the column titled "Total Shares the

   Series A Preferred Stock are Able to Vote" (as opposed to the column titled "Total Shares the Series C Preferred Stock are Able to Vote"). Please correct this apparent error.

- It appears that certain shareholders will have more Series A Preferred Stock after the reverse stock split than they had as of December 15, 2009. For example, WEM Equity Capital owned 355,505 shares of Series A Preferred Stock as of December 15, but, according to this table, will own 515,115 shares of Series A Preferred Stock after the reverse stock split. Please explain this discrepancy.

6. We note your response to comment six from our letter dated January 12, 2009. We believe that the footnotes to this table should clearly and accurately identify the amounts of shares that are being granted to these stockholders pursuant to the cancellations and as a result of the reverse stock split. Therefore, please revise the footnotes to disclose the number of common shares that are being issued to each holder (i) as a result of the reverse stock split (based on the conversion ratio applicable to all shares of common stock), (ii) upon conversion of preferred stock, (iii) in payment of principal and interest with respect to any debt, and (iv) in payment of any "other obligations" as referenced in your letter dated January 13, 2009. With respect to part (i) above, we note that the reverse stock split will occur prior to the conversion of any debt, so the footnotes should reflect the number of shares of common stock automatically received pursuant to the stock split and, if applicable, clarify any adjustments to that amount pursuant to the privately negotiated agreements.

*   *   *   *

   Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
    via facsimile: (713) 877-1547